

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Peter Hardie
Chief Financial Officer
Equinox Gold Corp.
700 West Pender Street
Suite 1501
Vancouver, British Columbia
V6C 1G8

      Re: Equinox Gold Corp.
           Form 40-F for the Year Ended December 31, 2020
           Filed March 24, 2021
           File No. 001-39038

Dear Mr. Hardie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation